

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Koichi Ishizuka
Chief Executive Officer
Next Meats Holdings, Inc.
3F 1-16-13 Ebisu Minami Shibuya-ku
Tokyo, Japan

> **Re: Next Meats Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2022**
> **Filed September 29, 2022**
> **File No. 000-56167**

Dear Koichi Ishizuka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2022

General

1. Please revise your Form 10-K in accordance with the comments issued on your Form S-1 filed on May 24, 2023 (File No. 333-272186).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Koichi Ishizuka
Next Meats Holdings, Inc.
June 14, 2023
Page 2

You may contact Kevin Stertzel at (202) 551-3723 or Kevin Woody at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at (202) 551-8005 or Jay Ingram at (202) 551- 3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing